Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Pretax income before adjustment for noncontrolling interest	$29,694	$14,001	$49,414	$54,265

Add back:
Fixed charges	11,641	11,430	34,171	34,617
Distributed income of equity investees	135	113	613	1,685
Deduct:
Equity in earnings of equity investees	(81)	(119)	(223)	(337)
Capitalized interest	(75)	(238)	(193)	(640)
Earnings as Defined	$41,314	$25,187	$83,782	$89,590

Fixed Charges
Interest expense including amortization of deferred financing fees	$11,586	$11,140	$33,871	$33,818
Capitalized interest	75	238	193	640
Interest portion of rent expense	125	52	252	159
Fixed Charges	11,786	11,430	34,316	34,617
Preferred share dividends	1,675	1,675	5,026	5,026
Combined Fixed Charges and Preferred Dividends	$13,461	$13,105	$39,342	$39,643

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	3.07	1.92	2.13	2.26